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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-79499

                           NEXTEL COMMUNICATIONS, INC.

                    PROSPECTUS SUPPLEMENT DATED MAY 30, 2000
                       TO PROSPECTUS DATED AUGUST 16, 1999

         The prospectus is amended to reflect the 2-for-1 common stock split effected in the form of a stock dividend payable June 6, 2000 to stockholders of record on May 26, 2000. As a result of the stock split, Nextel's zero coupon convertible preferred stock is convertible into Nextel's common stock at a rate of 19.4882 shares of common stock for each share of zero coupon convertible preferred stock. As a result, an aggregate of 11,527,690 shares of common stock may be issuable upon conversion of the zero coupon convertible preferred stock and offered by the prospectus dated August 16, 1999, as amended.